EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                    May 28, 2007

SECURITIES AUTHORITY                        TEL AVIV STOCK EXCHANGE
www.isa.gov.il                              www.tase.co.il

                   IMMEDIATE REPORT REGARDING AUDITORS CEASING
                               DUTIES AS AUDITORS

1.   Name of the Auditor: Somekh Chaikin.

2.   Beginning date of service: January 1, 1958;

     Date of cessation of service: May 24, 2007

3. To the best of the knowledge of the Company, the cessation does not contain circumstances that must be brought to the knowledge of the holders of securities of the Company.

The date and time when the Company was first made aware of the event or matter:
May 24, 2007 at 12:00 P.M.